Exhibit 3.a

RESTATED

ARTICLES OF INCORPORATION

OF

TRUSTMARK CORPORATION

FIRST: The name of the corporation is TRUSTMARK CORPORATION (the “Corporation”).

SECOND: The period of its duration is perpetual.

THIRD: The specific purposes for which the Corporation is organized stated in general terms are:

(1) To receive and hold the common stock and other securities of a commercial bank and other financial institutions and business interests.

(2) To engage in acts and activities which directly or indirectly relate to or complement the business of banking or other financial institutions and business interests.

(3) To engage in other investment activities and in the furnishing of goods and services to financial, trade, and commercial activities.

(4) To engage in any and all types of business activity.

(5) To do all things necessary, convenient, or desirable for the accomplishment of any of the purposes or the attainment of any of the objectives herein set forth and to do all things incidental thereto which are not prohibited by law.

FOURTH: The aggregate number of shares the Corporation is authorized to issue is (i) two hundred fifty million (250,000,000) shares of no-par common stock, and (ii) twenty million (20,000,000) shares of no-par preferred stock.

The common stock of the Corporation may be issued in such amounts and for such consideration as determined from time to time by the Board of Directors. The holders of common stock shall have unlimited voting rights and, subject to the preferences and rights, if any, of any holders of any other class of stock, holders of common stock shall have the right to receive such dividends as may be declared, from time to time, by the Board of Directors and shall be entitled to receive the net assets of the Corporation upon liquidation.

The Board of Directors of the Corporation is authorized, subject only to any limitations prescribed by law and the Articles of Incorporation of the Corporation, to provide for the issuance of shares of preferred stock of the Corporation in one or more classes or series without any further action of the shareholders of the Corporation by filing such Articles of Amendment as may be required by law establishing the number of such shares to be issued and the designation, powers, terms, preferences, rights and limitations thereof. The authority of the Board of Directors with respect to a class or series shall include, but not be limited to, the authority to determine the following:

(i)
The number of shares constituting that class or series and the distinctive designation of that class or series;
(ii)
The dividend rate on the shares of that class or series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights and priorities, if any, of the right to the payment of dividends on shares of that class or series;

(iii)
Whether that class or series shall have voting rights in addition to any voting rights required by law, and, if so, the terms of such voting rights;
(iv)
Whether that class or series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provisions for adjustment of the conversion rate as a consequence of such events as the Board of Directors shall determine;
(v)
Whether or not the shares of that class or series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date, dates or events upon or after which they shall be redeemable, and the amount or method of determining the amount payable in case of redemption;
(vi)
Whether that class or series shall have a sinking fund for the redemption or purchase of shares of that class or series, and, if so, the terms and amount of such sinking fund;
(vii)
The rights of the shares of that class or series in the event of voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, and the relative rights and priorities, if any, of payment of shares of that class or series; and
(viii)
Any other relative rights, preferences, and limitations of that class or series.

FIFTH: The Corporation will not commence business until consideration of the value of at least One Thousand and No/100 Dollars ($1,000.00) has been received for the issuance of shares.

SIXTH: Shareholders shall have no preemptive right to acquire additional or treasury shares of the Corporation.

SEVENTH: The post office address of the Corporation’s registered office is 248 East Capitol Street, Jackson, Mississippi, and the name of its registered agent at such address is Michael A. King.

EIGHTH: The number of directors constituting the initial Board of Directors of the Corporation is three (3). Subsequently the Corporation shall have the number of directors (but not less than three) as may be designated in its bylaws, any additional directors to be elected at an annual or special meeting of shareholders called for that purpose.

NINTH: The name and post office address of each incorporator is:

Name	Street and Post Office Address
Robert M. Hearin	248 East Capitol Street Jackson, Mississippi
John B. Tullos	248 East Capitol Street Jackson, Mississippi

TENTH: Except in connection with vacancies as provided for in the Corporation’s bylaws, a nominee for director shall be elected at any meeting of shareholders at which a quorum is present if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that nominees for director shall be elected by a plurality of the votes cast at any meeting of shareholders for which the number of nominees exceeds the number of directors to be elected.

ELEVENTH: Holders of shares of the Corporation shall not be entitled to cumulate their votes in the election of directors.

TWELFTH: A director of the Corporation shall not be liable to the Corporation or its shareholders for money damages for any action, or any failure to take any action, as a director, except for: (a) the amount of financial benefit received by a director to which he is not entitled; (b) an intentional infliction of harm on the Corporation or the shareholders; (c) a violation of Section 79-4-8.33 of the Mississippi Code of 1972, as amended, as presently in effect or as amended thereafter, pertaining to liability for unlawful distributions; or (d) an intentional violation of criminal law. If Mississippi law is hereafter amended to authorize corporations to take corporate action further limiting or eliminating the personal liability of directors, then the liability of each director of the Corporation shall be limited or eliminated to the full extent permitted by Mississippi law as so amended from time to time. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit, or claim that, but for this Article, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.